QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(13)

FOR IMMEDIATE RELEASE

DYNAMIC POWER CORPORATION OBTAINS AT
LEAST 90% OF CLARY CORPORATION COMMON STOCK;
ANNOUNCES SUBSEQUENT OFFERING PERIOD

MONROVIA, CALIFORNIA—January 16, 2003—Dynamic Power Corporation ("DPC") announced that it has obtained at least 90% of the outstanding common shares of Clary Corporation (PCX:CLY; Pink Sheets: CLRY) and has elected to provide a subsequent offering period in connection with its tender offer for all outstanding common shares at a purchase price of $2.00 per common share and for all outstanding Series A preferred shares at a purchase price of $5.50 per Series A preferred share.

The initial offering period expired at 8:00 p.m., New York City time, on January 16, 2003. Based on preliminary information, DPC has been advised by U.S. Stock Transfer Corporation, the depositary for the tender offer, that as of the close of business on January 16, 2003, 1,059,685 common shares and 2,962 Series A preferred shares of Clary Corporation had been validly tendered and not withdrawn pursuant to the offer. The shares tendered, plus the shares beneficially held by DPC, represent approximately 91.4% of the outstanding common shares and 79.0% of the outstanding Series A preferred shares. DPC has waived the condition that it hold at least 90% of the Series A preferred shares after giving effect to the tender offer and has chosen to purchase all shares validly tendered and not properly withdrawn in the tender offer.

The subsequent offering period will begin on January 17, 2003 and will expire at 8:00 p.m., New York City time on Friday, January 31, 2003. DPC will accept all common shares and Series A preferred shares properly tendered during the subsequent offering period and will pay tendering shareholders promptly after acceptance. The same price paid to shareholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn.

DPC also announced that DPC, Addmaster Corporation, John G. Clary, John P. Clary and Hugh L. Clary filed Amendment No. 1 to Schedule TO with the Securities and Exchange Commission on January 7, 2003. The amendment responded to comments made by the SEC in respect of the tender offer documents filed on December 17, 2002. The amendment made no change to the offer price or any other material term or condition of the offer. The amendment may be obtained on the SEC's web site at www.sec.gov or by contacting D.F. King & Co., Inc., the information agent for the tender offer, at 1-800-207-3155.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF CLARY CORPORATION. DPC, ADDMASTER CORPORATION, JOHN G. CLARY, JOHN P. CLARY AND HUGH L. CLARY (COLLECTIVELY, THE "PURCHASER") HAVE FILED A SCHEDULE TO WITH THE SEC RELATING TO THE PURCHASER'S OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES AND SERIES A PREFERRED SHARES OF CLARY CORPORATION. BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, ALL SHAREHOLDERS OF CLARY CORPORATION ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND THE RELATED SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT FILED WITH THE SEC BY CLARY CORPORATION BECAUSE THESE DOCUMENTS (AND ANY AMENDMENTS THERETO) CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV AND MAY BE OBTAINED FOR FREE FROM D.F. KING & CO., INC. BY CALLING 1-800-207-3155.

Contacts:

    DYNAMIC POWER CORPORATION/ADDMASTER CORPORATION
    225 East Huntington Drive
    Monrovia, California 91016
    Phone: (626) 305-9109
    Contact: John G. Clary

    CLARY CORPORATION
    1960 S. Walker Avenue
    Monrovia, California 91016
    Phone: (626) 359-4486
    Contact: Don Ash

QuickLinks

  Exhibit 99(a)(13)